                                                    ---------------------------
                                                           OMB APPROVAL
                                                    ---------------------------
------                                              OMB Number: 3235-0362
FORM 5                                              Expires:  September 30, 1998
------                                              Estimated average burden
                                                    hours per response .... 1.0
                                                    ---------------------------

/ / Check box if no           UNITED STATES SECURITIES AND EXCHANGE COMMISSION
    longer subject to                      WASHINGTON, D.C. 20549
    Section 16. Form
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See            Filed pursuant to Section 16(a) of the Securities
    Instruction 1(b).                        Exchange Act of 1934,
/ / Form 3 Holdings                  Section 17(a) of the Public Utility
    Reported                 Holding Company Act of 1935 or Section 30(f) of
/ / Form 4                              the Investment Company Act
    Transactions                                   of 1940
    Reported

------------------------------------------------------------------------------------------------------------------------------------
 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol    6. Relationship of Reporting Person(s)
                                                  Starwood Hotels & Resorts Worldwide, Inc.      to Issuer (Check all applicable)
   Kozlowski,      Dennis           L.            /Starwood Hotels & Resorts                      X  Director         10% Owner
                                                                              HOT                ----              ---
---------------------------------------------------------------------------------------------        Officer (give    Other (Specify
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for       ----        title ---       below)
 Tyco International, Ltd.                         Number of Reporting        Month/Year                      below)
 1 Town Center Road                               Person (Voluntary)         December 1999
-------------------------------------------                               -------------------
                 (Street)                                                 5. If Amendment,    --------------------------------------
 Boca Raton         FL          33486-1010                                   Date of Original 7. Individual or Joint/Group Reporting
-------------------------------------------                                  (Month/Year)        (Check Applicable Line)
                                                                                                X Form filed by One Reporting Person
                                                                                               ---
                                                                                                  Form filed by More than One
                                                                                                  Reporting Person
                                                                                               ---
-------------------------------------------    -------------------------------------------------------------------------------------
  (City)           (State)           (Zip)     TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
 USA
------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Security           2. Trans-   3. Transac-   4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion          or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code          (Instr. 3, 4, and 5)         cially Owned at     Form:          direct
                                               (Instr. 8)                                 end of Issuer's     Direct         Benefi-
                                                                                          Fiscal Year         (D) or         cial
                                   Day/                   --------------------------      (Instr. 3 and 4)    Indirect       Owner-
                                   Year)                  Amount    (A) or      Price                         (I)            ship
                                                                    (D)                                       (Instr. 4)     (Instr.
                                                                                                                             4)

------------------------------------------------------------------------------------------------------------------------------------
Shares(1)                         09/01/99     P          10,000      A          $24.2620    10,000                 D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
*If the form is filed by more than one reporting person, see instruction 4(b)(v).
                                                                                                                              (Over)
                                                                                                                      SEC 2270(7-96)

FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4     Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-              Amount or
                                                               --------------- Exer-   tion       Title     Number of
                                                                (A)     (D)    cisable Date                 Shares
------------------------------------------------------------------------------------------------------------------------------------
Option to Purchase Shares(1)  $32.8750     04/15/99    A(2)     949            04/15/99 04/15/09  Shares(1) 949
------------------------------------------------------------------------------------------------------------------------------------
Option to Purchase Shares(1)  $29.7500     06/30/99    A(2)     4,500          06/30/99 06/30/09  Shares(1) 4,500
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
9. Number of           10. Ownership               11. Nature of
   Derivative              of Derivative               Indirect
   Securities              Security:                   Beneficial
   Beneficially            Direct (D)                  Ownership
   Owned at End            or Indirect (l)             (Instr. 4)
   of Year                 (Instr. 4)
   (Instr. 4)

-------------------------------------------------------------------------------------------------------
  949                           D
-------------------------------------------------------------------------------------------------------
  4,500                         D
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Explanation of Responses:

Reporting Person    Kozlowski, L. Dennis
Issuer Name         Starwood Hotels & Resorts Worldwide, Inc./Starwood Hotels & Resorts
Address             Tyco International, Ltd.
                    1 Town Center Road
                    Boca Raton, FL 33486-1010
                    USA

Identification Number
(1) Pursuant to an agreement between Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (the "Corporation") and
Starwood Hotels & Resorts, a Maryland real estate investment trust (the "Trust" and, together with the Corporation, "Starwood"), each holder of shares of common stock, par value $.01 per share, of the Corporation (each, a "Corporation Share") owns an equivalent number of shares of Class B shares of beneficial interest, par value $.01 per share, of the Trust (each, a "Trust
Share"). Corporation Shares and Trust Shares may be held and traded only in units ("Shares") consisting of one Corporation Share and one Trust Share.

(2) Under the terms of Starwood's long-term incentive plan (the "LTIP"), certain eligible Directors of Starwood receive an annual grant of options to purchase Shares in amounts specified by the LTIP.




**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.      /s/ L. Dennis Kozlowski       2/1/00
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note: File three copies of this Form, one of which must be manually signed.                                                  Page 2
      If space provided is insufficient, see Instruction 6 for procedure.                                             SEC 2270(7-96)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.